

Mail Stop 4631

May 10, 2010

By U.S. Mail and Facsimile

Mr. Kent A. McKee
Chief Financial Officer
Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

> **Re:** **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Definitive Proxy Statement on Schedule 14A filed March 24, 2010**
> **File No. 001-06770**

Dear Mr. McKee:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 26, 2009

Item 1. Business, page 3

1.   We note your disclosure under Note 15 (Industry Segments) to the consolidated financial statements on page F-43. In future filings, please name the customer that has accounted for 10 percent or more of your consolidated revenues to the extent that the loss of this customer would have a material adverse effect on your business. See Item 101(c)(1)(vii) of Regulation S-K.

Item 3. Legal Proceedings, page 14
Canadian Dumping and Countervail Investigation, page 15

2.   You stated in your disclosure that "the Company does not anticipate any material
        adverse effect on its financial condition as a result of the antidumping case in
        Canada." Please address for us supplementally and revise future filings to include
        your assessment of the materiality as it relates to your results of operations and
        cash flows.

Item 9A. Controls and Procedures, page 21
Management's Report on Internal Control over Financial Reporting, page 21

3.   We note your description of the definition of internal control over financial
        reporting. The description appears to be based on the definition of internal
        control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under
        the Exchange Act. As described, however, the description does not fully conform
        to the definition set forth in those rules given that it does not indicate that your
        internal control over financial reporting includes those policies and procedures as
        described in subparts (1), (2), and (3) of the above-referenced rules. Please
        confirm, if true, that your management's conclusion regarding effectiveness is
        based on the full definition of internal control over financial reporting set forth in
        the applicable rules and revise your disclosure accordingly in future filings.
        Alternatively, you may simply state, if true, that your management concluded on
        the applicable dates that your internal control over financial reporting was
        effective.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 25

4.   In future filings, please provide the footnote disclosure required by Instruction 6
        to Item 201(d) of Regulation S-K with respect to the number of securities
        remaining available for future issuance.

Item 15. Exhibits, Financial Statement Schedules, page 26

5.   It appears that you have omitted the schedules and exhibits referenced in your
        Credit Agreement dated December 1, 2006. Please file with your next Exchange
        Act report, a complete copy of this credit agreement, which should include all
        schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-
        K.

Consolidated Financial Statements, page F-1

Results of Operations, page F-3

6.   In future filings, please quantify the reasons for the significant fluctuations in your costs of goods sold and selling, general, and administrative expenses from year-to-year. The analysis of your costs of goods sold should be disclosed on both a consolidated and segmental basis. Please also consider quantifying costs of goods sold as a percentage of net sales, and including the discussion regarding copper price fluctuations, which you have provided on page F-7, in your discussion of the changes to costs of goods sold between periods. See Section 501.04 of the Codification of Financial Reporting Policies for guidance.   Please supplementally provide us with a draft of your future disclosure.

7.   With a view toward future disclosure, please identify the reporting units that were impaired, the reason for the impairments and management's plan with respect to the impaired reporting units.

8.   In the last paragraph of the section "2009 Performance Compared with 2008" you discuss the change in employment levels. In future filings, please consider including this information where you discuss fluctuations to selling, general and administrative due to changes in employee compensation expense.

Consolidated Statements of Cash Flows, page F-14

9.   In future filings, ensure your statements of cash flows begin with "consolidated net income" as required by FASB ASC 230-10-45.

Liquidity and Capital Resources, page F-6

10.   In future filings, please disclose the reasons for the changes in working capital from period-to-period, including discussing the primary reasons for material fluctuations in trade accounts receivable, inventories and current liabilities, as applicable. See Section 501.13.b.1 of the Codification of Financial Reporting Policies for guidance.

11.   Please revise future filings to include a specific and comprehensive discussion of the terms of your 6% subordinated debentures, the 2001 Series IRB's, and the Mueller –Xingrong line of credit. To the extent that it becomes reasonably likely that you may not meet the covenants contained in your financing obligations, please also present, for your material financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet and to continue to meet your financial

covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Codification of
Financial Reporting Policies for guidance.

12.   Please revise future filings to discuss the impact of environmental costs on the
company's use of cash in current and future periods.

Critical Accounting Policies and Estimates, page F-9
Goodwill, page F-10

13.   To the extent that any of the reporting units within your plumbing and
refrigeration segment have estimated fair values that are not substantially in
excess of their carrying value, and goodwill for these reporting units, in the
aggregate or individually, could materially impact your operating results, please
revise future filings to provide the following disclosures for each reporting unit:

- The percentage by which fair value exceeds carrying value as of the most-
recent step-one test.
- The amount of goodwill allocated to the reporting unit.
- A description of the assumptions that drive the estimated fair value.
- A discussion of any uncertainties associated with the key assumptions. For
example, to the extent that you have included assumptions in your discounted
cash flow model that deviate from your historical results, please include a
discussion of these assumptions.
- A discussion of any potential events, trends and/or circumstances that could
have a negative effect on estimated fair value.
- Any other material and useful information you gather and analyze regarding
the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying
values for your reporting units, please disclose that determination in future
filings. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the
Codification of Financial Reporting Policies for guidance.

Environmental Reserves, page F-10

14.   We note that you classify your environmental expenses on the basis of whether
they relate to operating or non-operating properties. In future filings, please
identify your non-operating properties and disclose your basis for this
classification. Additionally, please confirm to us, on a supplemental basis, that
your non-operating properties still only relate to those properties transferred to
you as part of a court-order bankruptcy reorganization in 1990. Otherwise,
provide us detailed information for any additional proprieties you have identified
as non-operating and provide us with a comprehensive analysis of how you
concluded such properties were non-operating.

Note 1 – Summary of Significant Accounting Policies, page F-17
Revenue Recognition, page F-17

15.   Your policy states that, "revenue is recognized when title passes to the customer either when products are shipped; provided collection is determined to be probable and no significant obligations remain for the Company, or upon the terms of the sale." Please supplementally explain what is meant by the phrase "upon the terms of the sale" and to the extent material, please revise future filings to clarify.

Note 10 – Commitments and Contingencies, page F-34
Health and Safety Matters, page F-36

16.   You stated in your disclosure that "the Company does not anticipate any material adverse effect on its financial condition as a result of the OSHA matters." Please address for us supplementally and revise future filings to include your assessment of the materiality as it relates to your results of operations and cash flows.

Employment Litigation, page F-37

17.   With respect to the employment litigation matter, you stated that "the Company does not anticipate any material adverse effect on its business or financial condition as a result of this litigation." With a view towards future disclosure, please provide us with your assessment as to the probability (remote, reasonably possible, probable) of material losses related to this matter, as of the date of your response. Additionally, please tell us and revise future filings to disclose the impact of this litigation on your results of operations.

Definitive Proxy Statement on Schedule 14A filed March 24, 2010

Meetings and Committees of the Board of Directors, page 10

18.   With a view toward disclosure in future filings, please explain to us the reasons you determined that your leadership structure (i.e., separating the roles of chairman and chief executive officer) is appropriate given your specific characteristics or circumstances. In addition, please describe the services your chairman provides and the role he performs in his position as an employee with the company. In this regard, we note that you entered into an employment agreement with Mr. Karp. Further, in light of this employment arrangement, please state whether you have a lead independent director and, if so, describe the specific role the lead independent director performs in the leadership structure of the board. See Item 407(h) of Regulation S-K.

Nominating and Corporate Governance Committee, page 15

19.   In future filings, please disclose how the nominating committee assesses the effectiveness of its policy with regard to the consideration of diversity in identifying director nominees. Please refer to Item 407(c)(2)(vi) of Regulation S-K.

Compensation Discussion and Analysis, page 20

20.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Determination of Compensation, page 20

21.   We note that in determining levels of compensation, you consider each named executive officer's performance relative to his specific management responsibilities as well as his contribution as a member of the executive management team. In future filings, please describe the elements of individual performance and contribution that you take into account when subjectively determining each named executive officer's compensation amounts. See Item 402(b)(2)(vii) of Regulation S-K.

Elements of Compensation, page 21

22.   We note that you granted restricted stock in 2009 with two different vesting schedules. In future filings, please clarify whether you assign two vesting schedules to each award or rather amongst the awards and explain your rationale for doing so. See Item 402(b)(1)(ii) and (iv) of Regulation S-K.

Timing of Option Grants, page 25

23.   In future filings, please discuss the timing of equity awards as it relates to the release of material non-public information. Please refer to Section II.A of Release 33-8732A, which discusses the concepts you should consider when drafting disclosure regarding option timing.

2009 Grants of Plan Based Awards Table, page 30

24.   In future filings, please disclose each award on a separate line in your grants of plan-based awards table. See Instruction 1 to Item 402(d).

Potential Payments Under Employment and Consulting Agreements as of the End of 2009, page 37

25.   In future filing, please include total columns in your table of potential severance payments reflecting the overall potential compensation to be paid under each scenario.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330, or Craig Slivka, Special Counsel, at (202) 551-3729, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant